# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CID HoldCo, Inc., CIK 0002033770
CUSIP: 171756109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5661 S Cameron St, Suite 100, Las Vegas, Nevada (NV), 89118
Date of event which requires filing of this statement: 12/23/2025
Amends the filing with accession number 0001493152-25-023677
Filed by CIK 0002095777
Persons authorized to receive notices and communications: William Tremaine Reny, 9 Hawk Ridge Drive, Las Vegas, Nevada (NV), 89135, (719)330-7051

## Reporting persons
- William Tremaine Reny (CIK 0002095777): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 2,470,060; shared voting power 0; sole dispositive power 2,470,060; shared dispositive power 0; aggregate amount beneficially owned 2,470,060 (8.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: CID HoldCo, Inc.
Address of issuer's principal executive offices: 5661 S Cameron St, Suite 100, Las Vegas, Nevada (NV), 89118
Comment: This Amendment No. 1 ("Amendment No. 1") to Schedule 13D relates to the shares of common stock, par value $0.0001 per share ("Common Stock"), of CID HoldCo, Inc., a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed by William Tremaine Reny (the "Reporting Person") with the Securities and Exchange Commission on November 14, 2025 (the "Original Schedule 13D"). Only those items that are reported in this Amendment No. 1 are amended and supplemented; all other items reported in the Original Schedule D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On December 23, 2025, pursuant to bona fide gifts for which no payment of consideration was received by the Reporting Person, the Reporting Person transferred an aggregate of 2,497,331 shares of Common Stock to individuals who are not affiliated with the Reporting Person for purposes of beneficial ownership reporting rules under applicable federal securities laws.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby supplemented with the following information:

On December 15, 2025, the District Court of Clark County, Nevada denied the Defendants' motion to dismiss complaint with respect to the Reporting Person's claims relating to intentional interference with contract, intentional interference with prospective economic advantage, civil conspiracy/concert of action and conversion, and granted the Defendants' motion to dismiss complaint with respect to the Reporting Person's unjust enrichment claim.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Rows 11 and 13 of the cover page. Percentage ownership is based on 27,773,322 shares of Common Stock as of December 1, 2025, as reported in the Issuer's prospectus filed pursuant to Rule 424(b)(3) forming part of the Issuer's registration statement on Form S-1 (No. 333-290052), filed with the Securities and Exchange Commission on December 11, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See Rows 7 - 10 of the cover page and the information set forth in Item 2 of the Original Schedule 13D, which is incorporated into this Item 5(b) by reference.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, the Reporting Person has not effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- William Tremaine Reny: /s/ William Tremaine Reny, William Tremaine Reny (12/30/2025)